

OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

iDiva, LLC

4672 W. Naomi Way
Fresno, CA 93722

www.idivafresno.com

500 units of Units

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 5,350* Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 500 Units ($10,000)

Company	iDiva, LLC
Corporate Address	4672 W. Naomi Way Fresno, CA 93722
Description of Business	Women's clothing and accessories retailer. Dedicated to finding the "Diva" in every woman.
Type of Security Offered	Units
Purchase Price of Security Offered	$20.00
Minimum Investment Amount (per investor)	$100.00

Perks*

Every investor will receive a monthly "Investor Relations" newsletter via email, VIP customer service, and investor only offers throughout the year including special sales events and exclusive product launches.*

$100+ If you invest $100.00 you will receive a thank you gift and gift card/certificate of $10.00 from iDiva, LLC.

$500+ If you invest $500.00 you will receive the previous perk plus an iDiva T-shirt with logo.

$1,000.00+ If you invest $1,000.00 you will receive an iDiva T-shirt with logo and a key chain or pen with logo.

$5,000+ If you invest $5,000.00 you will receive a personalized thank you plaque engraved with your name for your contribution as well as a key chain and pen with logo.

$10,000+ If you invest $10,000.00 you will have the chance to have lunch with the

CEO. (iDiva is not responsible for hotel or rental expenses).

$25,000+ If you invest $25,000.00 you will have the chance to tour the iDiva location and have lunch with the CEO. (iDiva is not responsible for hotel or rental expenses).

All perks occur after the offering is completed.

The 10% Bonus for StartEngine Shareholders

iDiva, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 units at $20 / share, you will receive 1 bonus unit, meaning you'll own 11 shares for $200.   Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).


THE COMPANY AND ITS BUSINESS


The company's business

Description of Business

iDiva, LLC is more than just a women's clothing and accessories boutique. iDiva, which stands for Inner Diva, means just that; We aim to find the diva in every woman. We aim to provide trendy and sexy clothing to all women, especially our full figured audience. Embracing that women are really "Super" women. Whether you are a college student, a working woman, or a stay-at-home mom, there is something for everyone and you will feel truly like the Diva we know you are.

Sales, Supply Chain, & Customer Base

We want to provide the best quality and trendy unique options for a reasonable price. We have many wholesalers from Los Angeles that our inventory comes from. Only the best selections will be carried in our store. Rest assured quality is the name of the game. iDiva plans to target a customer base of ages 22-35 year old women within the Urban culture. This leaves great opportunity to gain market share and also gain a competitive advantage.

Competition

iDiva's main competitors are Torrid & Forever 21. Although iDiva recognizes the competition the company has an edge on capturing exactly what women want.

Liabilities and Litigation

iDiva has no been involved in any litigation.

The team

Officers and directors

Nephateri White	CEO, Founder, and Manager
Funzell Thompson	Co-Founder/Manager

Nephateri White
Nephateri was born on September 4, 1986. She grew up within a family that was driven by education. Nephateri attended Herbert Hoover High School from 2000-2004. She then attended CSU, Fresno while concurrently working at various retail chains such as Sears, JC Penney, and Stein Mart. She graduated in 2012 with a Bachelor's degree in Business Administration with a concentration in Entrepreneurship. For the past four years Nephateri has been employed within the healthcare sector. She had the opportunity to work for ABHOW/Begroup, now known as HUMAN GOOD dba The Terraces at San Joaquin Gardens from February 2014- March of 2018. Through this company she started as a Concierge (Feb 2014), and was promoted a year an a half later to Lead Concierge (Sept. 2015), only to accept another promotion to Billing Specialist (April 2017-March 2018). During this time she had her now 22 month old daughter and balanced being a loving wife to her wonderful husband, Marvin Stephens, III. She also obtained her MBA with a concentration in Accounting in January of 2017. One of her proudest accomplishments to date. Nephateri founded iDiva in February of 2012. At this time her primary job is at Fresno PACE for Seniors where she has been working as a Claims Analyst since April of 2018. She spends 40 hours on her primary job and contributes approximately 30 hours to iDiva in hopes of launching fairly soon.

Funzell Thompson
Funzell has more than 20+ years in the food service and hospitality industry as well as past retail experience. Funzell graduated from the Culinary Center of Monterey in 2003. He attended Fresno City College and graduated in 2012 with his certification in

Food & Nutrition Dietetics. In the beginning of 2015 Funzell transitioned from Golden Living Centers, located in downtown Fresno, as a Director of Nutritional Services to join forces with Twilight Haven as their Director of Nutritional Services. Twilight Haven, also located near downtown Fresno, is Funzell's primary job and he works 40 hours a week. Presently at iDiva, LLC Funzell is a Co-Founder and Manager and contributes 30 hours to help Nephateri with the planning of launching the venture to a physical presence. Funzell's vision is to grow iDiva's presence and once we reach a profitable point, we would like to launch a spin-off store for men named Outlawz.

Number of Employees: 1

Related party transactions

iDiva,LLC has not conducted any related party transactions.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **Economic Impact** The risk that the product or services useful life in the marketplace is shorter than originally anticipated or projected.
- **This is a brand-new company.** It has minimal history, minimal clients, minimal revenues. If you are investing in this company, it's because you think that iDiva is a good idea for the retail industry. A soft-launch did occur online during the years of 2016-2017, however this is now moving to a full brick-n-mortar business in addition to the online portal.
- **Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to maintain stability** As with all startup companies it is a goal to make it past the 2-year mark in order to kind of let out a breath that you have survived the crucial point. Raising additional working capital is going to be needed for the brand we are aiming to create and grow in terms of expansion plans.
- **We are an early stage and have limited revenue and operating history** iDiva has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that clothing & accessories is a good idea, that the Management team will be able to successfully market, and sell the [clothing & accessories], that we can price them right and sell them to enough peoples so that the company will succeed. Further, we have turned a small profit however there is no assurance that we will ever be profitable.
- **Our business projections are only estimates.** There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money).
- **Legislative & Policy Risk** (a.k.a. "Regulatory Risk") The risk that legislative and policy changes will result in higher costs to the startup.
- **Operations Risk** The risk that operating costs are greater than budgeted, or that the service cannot be provided at the projected costs.
- **Uncertain Risk** An investment in the Company (also referred to as "we", "us",

"our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

- **Our business projections are only projections** There can be no assurance that the company will meet our projections. There can be no assurance that the company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the company to make a profit and still attract business.

- **Any valuation at this stage is difficult to assess** The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

- **The transferability of the Securities you are buying is limited.** Any stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

- **Your investment could be illiquid for a long time.** You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

- **We are reliant on one main type of service.** All of current services are variants on one type services, providing trendy and sexy clothing to accentuate curves for voluptuous women. Our revenues are therefore dependent upon the market for this type of clothing.

- **The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business** To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Netphari S. White, 50.0% ownership, Units
- Funzell Thompson, 50.0% ownership, Units

Classes of securities

- Units: 600,000

  #### Voting Rights *(of this security)*

  The holders of units of the Company's Units, are entitled to one vote for each unit held of record on all matters submitted to a vote of the members.

  #### Distribution Rights

  The members' profits allocation will be accounted for by Nephateri S. White according to the unit measurements after the cost of the LLC has been paid. Profit allocations will be distributed 1 time per year. Each member must received 20% of their profit allocation each year from the LLC. Total profit allocation is by the LLC. Managers have full discretion.

  #### Rights to Receive Liquidation Distributions

  Liquidation Rights. In the event of our liquidation, dissolution, or winding up, holders of Units are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding units.

  #### Rights and Preferences

The rights, preferences and privileges of the holders of the company's units will be shared equally.

Tax Matters

The company will distribute K-1s to all members in accordance with the terms of the Operating Agreement and as required by law.

What it means to be a Minority Holder

As a minority holder of Units, you will have limited ability, if all, to influence our policies or any other corporate matter, including the election of directors, changes to the Company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company, or transactions with related parties.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the Company, could be diluted due to the Company issuing additional units. In other words, when the Company issues more units, the percentage of the Company that you own will decrease, even though the value of the Company may increase. You will own a smaller piece of a larger company. This increases in number of Units outstanding could result from a Unit offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible notes or warrants) into units.

If we decide to issue more units, an Investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (although this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, referring to invest any earnings into the Company).

The type of dilution that hurts early-stage investors mostly occurs when the company sells more units in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the Company or expecting each unit to hold a certain amount of value, it is important to realize how the value of those units can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each unit, ownership percentage, voting control, and earnings per unit.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-12-31.

Financial Condition

Results of Operation

iDiva, LLC has minimal sales for the fiscal year of 2016 & 2017. The sales were generated from close friends and family. IDiva, LLC does not have any major operating history given the brief soft launch. Management forecasts that iDiva will need to sell around 230 units a month to break even with fixed costs and variable costs. The sales goal a month is roughly 450 units. This is attainable. Thus, iDiva forecasts sales to increase every quarter producing a higher sales goal monthly and deriving at earning a positive revenue stream during the 6th month of operation. *

Financial Milestones

As of today there is no current operating history for iDiva, LLC. One of the main goals for the company is to hire at least two part-time employees with a visual merchandising and sales background. Job creation is very important to the company. Management expects during the first year, which will be 2019, a projected revenue of $245,000. This is based on a complete analysis of women buying a complete outfit. A complete outfit usually consists of a top, bottoms and a purse or shoes. A complete outfit is estimated to cost $142.99 per shopper. The break-even point (contribution margin) is at 230 units. Starting goal is for 450 units be sold a month for the first quarter. During the second and third quarters sales goals will be raised by 10.5%. This percentage meets the market standard in which sales typically increase in the Central Valley. Management projects the company to make a positive profit after six months in operation.

In order to reach our projected revenue goal in 2019 we have to take in account such operational expenses such as rent. If we are to lease from our proposed landlord, we are aware that he is only asking for $1.00/sq.ft. for 2500 sq.ft. which includes PG&E. This brings rent to $30,000 annually (subject to change if the landlord intends on increasing rent in the future). Other operational expenses associated are Insurance (life/Business), owner's salary and employee wages, worker's comp insurance, merchant/banking services, telephone/cable/wifi, and ongoing accounting/legal expenses which we estimate to all total ($257,146). Cost of goods sold would need to be monitored to also achieve this goal. We are estimating that our COGS be at maximum $240,000 annually (roughly $20,000 per month) which again, depends on seasonal products and prices of material and fabrics. We hope to increase our net revenue by 15% annually in the future years to come, but are mainly focused with carrying out 2019's fiscal year projections goal.

There are several factors that can hinder us from reaching these goals. Operational: Receiving defective inventory can hurt profits and set our budget back so that we will not make our projections. We can also include theft in this category. Although, we would not like to think this would not happen to our company we cannot rule out the possibility of theft, taking in account what was stolen and what the value was can be difficult to assess and definitely can hurt the company's budget. You also have to keep in mind material and fabric for the fuller figured woman is a bit costly. Yes, we will have ready-to-wear (RTW) apparel, but our ultimate goal is to get to a lucrative point so we can have our own private label and product lines. Realistically, depending on the season and market price, purchasing material can adversely affect our revenue rejections.

Additional operational expenses such as leasing terms can also affect our projected revenue. Sometimes owners will give small business owners a great deal in the beginning with the rental rates to increase annually. Unforeseen events such as property being damaged can raise insurance rates and adversely take away from revenue projections.

The inability to function is directly tied to a retailer's impaired liquidity, which is par for the course when fees and interest payments loom. Once debt has occurred you constrain the entities ability to react.

Liquidity and Capital Resources

If iDiva, LLC is successful in this offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other method available to the company. Once iDiva, LLC has been in business successfully for two years then the option also for securing business loans to expand, retain working capital and hire more help will be feasible. At this time there is no other capital. Although, we have talked about obtaining a small business loan for working capital once the company has been in business the required time needed for such loans and is generating a revenue stream. Again, our goal is to also try and create jobs in our Central Valley even if it is 2-3 positions for the time being. The funds obtained from this offering will be used to secure the rental lease for a physical location and to purchase inventory. Receiving these funds is crucial as it will definitely help iDiva,

LLC get the kick start it needs to be successful. We anticipate to use some of the funds as soon as necessary to secure the leasing agreement. We have met with a few realtors and we have one in particular that loves our concept and that we would love to lease from to build our presence.

Indebtedness

iDiva, LLC has not had any material terms of indebtedness.

Recent offerings of securities

None

Valuation

$12,000,000.00

This price reflects what the market has analyzed for like companies. Torrid, who is one of iDiva's Competitors had an increase in sales in 2017 of $11 million dollars which equates to 16.5% increased from their 2016 sales. That being said, iDiva is an underdog right now but plans to achieve the market sales goal set by its predecessor by the fifth year in operation. More plus sized models are emerging. Marketdata analysts estimated that in 2015, the plus size market in the U.S. was worth $21.5 billion. Sales are expected to grow by 4.1% annually, reaching just under $26 billion by 2020. Fully 95% of sales now are related to clothing. A good portion of the growth in plus size clothing has come from online sales, but brick & mortar retailers such as Lane Bryant, Ashley Stewart, Catherine's, Modcloth, Forever 21, Torrid, and Hot Topic and others have added or expanded their plus size departments and product lines. Although, iDiva has not fully launched and does not have prior sales history to account for other than the soft launch which took place during fiscal year of 2016-2017, the valuation is driven by the market.

USE OF PROCEEDS

	Offering Amount Sold	Offering Amount Sold
Total Proceeds:	$10,000	$107,000
Less: Offering Expenses		
StartEngine Fees (6% total fee)	$600	$6,420
Net Proceeds	$9,400	$100,580
Use of Net Proceeds:	-	

R& D & Production	-	$1,000
Marketing	-	$1,500
Working Capital	-	$33,080
Inventory	-	$15,000
Lease/Building	$9,400	$30,000
Salary to Owners	-	$20,000
Total Use of Net Proceeds	$9,400	$100,580

We are seeking to raise a minimum of $10,000 and up to a maximum of $107,000 in capital. If the maximum is raised the money will be used to secure a leasing space which is estimated to be around $30,000 for the year upon talking to our potential landlord. In the event we do not land the strip mall location, we have met with a few other realtors that understand our vision and would be delighted to have us lease as well. $15,000 would be used to purchase inventory and equipment such as clothing racks, hangers, and jewelry displays. $1500 will be allocated toward the upkeep of the website as well as other small advertising and marketing projects. $1000 would be allocated toward the research and development of the fabrics used in the plus sized industry. We would like to retain $33,080 for working capital. As stated before we will incur irregular use of proceeds that may include but are not limited to the following over $10,000; salary made to one's self. Nephateri & Funzell both have full-time jobs but will be spending approximately 30+ hours each to make this venture launch successfully. Allocating $20,000 to their salary with a breakdown of $10,000 each is how the funds shall be distributed. The company projects to start turning a profit during the 6th month of operation.

If only the minimum is raised, then the amount will only be allocated toward securing a partial lease. This is one of main goals.

Irregular Use of Proceeds

iDiva, LLC might incur irregular Use of Proceeds that may include but are not limited to the following over $10,000; salary made to one's self. As mentioned above, shall iDiva raise the maximum funds, then $20,000 would be allocated toward the salaries of both Nephateri White and Funzell Thompson. The break down for this would be evenly distributed at $10,000 each.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The company has not previously failed to comply with Regulation CF.

Annual Report

The company will make annual reports available at www.idivafresno.com in the about us tab labeled annual report for iDiva, LLC. The annual reports will be available within 120 days of the end of the issuer's most recent fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR iDiva, LLC

[See attached]

I, Nephateri White, the CEO of iDiva LLC, hereby certify that the financial statements of iDiva LLC and notes thereto for the periods ending December 31, 2016 and December 31, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $280; taxable income of $0 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the _06/29/2018_ (Date of Execution).

Nephateri S. White (Signature)

CEO/ Founder (Title)

_07/02/2018_ (Date)

iDiva LLC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE
YEARS ENDED
December 31, 2017 and 2016

iDiva LLC
Index to Financial Statements
(unaudited)

iDiva LLC
BALANCE SHEETS
as of DECEMBER 31, 2017 AND 2016
(unaudited)

	As of Dec 31, 2017	As of Dec 31, 2016
ASSETS		
Current Assets		
Bank Accounts		
Checking	$359.50	$78.65
Total Bank Accounts	**$359.50**	**$78.65**
Other Current Assets		
Inventory	$0.00	$0.00
Note Receivable	$0.00	$0.00
Total Other Current Assets	**$0.00**	**$0.00**
Total Current Assets	**$359.50**	**$78.65**
Fixed Assets		
Office Equipment	$0.00	$0.00
Office Furniture	$0.00	$0.00
Acc Depreciation	$0.00	$0.00
Total Other Assets	**$0.00**	**$0.00**
TOTAL ASSETS	**$359.50**	**$78.65**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	$0.00	$0.00
Credit Cards	$0.00	$0.00
Total Accounts Payable	**$0.00**	**$0.00**
Long-Term Liabilities		
Note Payable	$0.00	$0.00
Total Long-Term Liabilities	**$0.00**	**$0.00**
Total Liabilities	**$0.00**	**$0.00**
Equity		
Partners' Investments	$0.00	$0.00
Retained Earnings	$78.65	$0.00
Net Income	$280.85	$78.65
Total Equity	**$359.50**	**$78.65**
TOTAL LIABILITIES AND EQUITY	**$359.50**	**$78.65**

iDiva LLC
STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017		Jan - Dec 2016	
Income				
Revenue				
Sales		405.85		154.65
Other		0.00		0.00
Total Income	$	**405.85**	$	**154.65**
Cost of Goods Sold				
COGS		125.00		76.00
Total Cost of Goods Sold	$	**125.00**	$	**76.00**
Gross Profit	$	**280.85**	$	**78.65**
Expenses				
Advertising		0.00		0.00
Auto Expenses		0.00		0.00
Bank Service Charges		0.00		0.00
Commissions and Fees		0.00		0.00
Depreciation		0.00		0.00
Dues & Subscriptions		0.00		0.00
Insurance		0.00		0.00
Legal & Professional Fees		0.00		0.00
Licenses and Permits		0.00		0.00
Meals & Entertainment		0.00		0.00
Office Supplies		0.00		0.00
Rent		0.00		0.00
Repairs & Maintenance		0.00		0.00
Travel		0.00		0.00
Utilities		0.00		0.00
Website		0.00		0.00
Total Expenses	$	**0.00**	$	**0.00**
Net Operating Income	$	**280.85**	$	**78.65**

iDiva LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2017 AND 2016
(unaudited)

	Jan - Dec 2017	Jan - Dec 2016
OPERATING ACTIVITIES		
Net Income	$280.85	$78.65
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Depreciation	$0.00	$0.00
Inventory	$0.00	$0.00
Note Receivable	$0.00	$0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$0.00	$0.00
Net cash provided by operating activities	$280.85	$78.65
FINANCING ACTIVITIES		
Credit Cards	$0.00	$0.00
Notes Payable	$0.00	$0.00
Net cash provided by Financing activities	$0.00	$0.00
INVESTING ACTIVITIES		
Owners' Investment	$0.00	$0.00
Net cash provided by investing activities	$0.00	$0.00
Net cash increase for period	$280.85	$78.65

NOTE 1 – NATURE OF OPERATIONS

iDiva, LLC was formed on 02/29/2012 ("Inception") in the State of California. The financial statements of iDiva, LLC (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Fresno, California.

The Company will be providing trendy yet sophisticated and sexy apparel and accessories. The main goal is to open up a variety of styles to the plus-sized market specifically as well as the rest of the female sizes. iDiva wants to solve the " pain" of not finding the most fashionable items for full-figured women.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

> Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

> Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

> Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2017 and 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents

For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from on line sales when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company is taxed as a [Limited Liability Company (LLC). Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the shareholders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company has not yet filed a tax return and therefore is not yet subject to tax examination by the Internal Revenue Service or state regulatory agencies.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The Company has no debt at this time.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers

NOTE 5 – MEMBERS' EQUITY

LLC Units
iDiva, LLC first started in 2012 with three members. Nephateri White (Self), Sonya Thompson (Mother) and Funzell Thompson (Uncle); as of 2018 the agreement has been amended and Nephateri is the only member left leaving LLC units/ownership at 100%.

NOTE 6 – RELATED PARTY TRANSACTIONS

No related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred December 31, 2018 through June 30, 2018. There have been no other events or transactions during this time that would have a material effect on the balance sheet.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]













iDiva is pending **StartEngine Approval.**

0
Investors

$0.00
Raised of $10K - $107K goal

iDiva
Plus Size Apparel & Accessories
Small OPO Fresno, CA Retail Accepting International Investment

Overview Team Terms Updates Comments Share

Awakening the Diva in Every Woman

Invest in iDiva

iDiva LLC is ready to compete for the large demographic of full-figured women who want ready-to-wear clothing and accessories that are **stylish, affordable, and truly divalicious.** Our business plan is simple - we will build our local retail business slowly while our brand grows organically through ecommerce and social media.

The initial investment will fund the opening of our first store in the Central Valley in California, where we live and work. We also have a vibrant online business which has already begun attracting customers. The funds raised will be used to secure a location (preferably in a strip mall), advertising, and purchasing of inventory, as well as working capital.

With 68% of American women wearing a size 14 or above, we are targeting a niche market that has sold more than 22 billion dollars worth of 'curvy' clothing and accessories in just one year.

The Offering

Investment
$20/Unit | When you invest you are betting the company's future value will exceed $12.1M.

Perks
Every investor will receive a monthly "Investor Relations" newsletter via email, VIP customer service, and investor only offers throughout the year including special sales events and exclusive product launches.

$100 — If you invest $100, you will receive a thank you gift and gift card/certificate of $10.00 from iDiva, LLC. .
$500 — If you invest $500, you will receive the previous perk plus an iDiva T-shirt with logo..
$1,000 — If you invest $1,000, you will receive an iDiva T-shirt with logo and a key chain or pen with logo.
$5,000--- If you invest $5,000, you will receive a personalized thank you plaque engraved with your name for your contribution as well as a key chain and pen with logo.
$10,000 — If you invest $10,000, you will receive you will have the chance to have lunch with the CEO. (iDiva is not responsible for hotel or rental expenses)..
$25,000 — If you invest $25,000, you will receive the chance to tour the iDiva location and have lunch with the CEO. (iDiva is not responsible for hotel or rental expenses).

**All perks occur after the offering is completed.*

This Offering is eligible for the **StartEngine Owners' 10% Bonus**.

*For details on the bonus, please see the **Offering Summary** below.*

Our Mission

Our mission is to make voluptuous women feel confident and comfortable in their skin by offering them trendy and sexy clothing that celebrates their curves.

Our retail store will offer a full array of products that our customers can trust to make them feel divalicious. Plus, no more weeks or months of searching trying to find curve-flattering outfits, fabulous purses, and affordable jewelry. iDiva will provide one stop shopping for the diva in all of us - whether she is a young woman in college, the ever-so busy working mom, or a professional.

The iDiva Story

My name is Nephateri White and I am the CEO and founder of iDiva, LLC which stands for 'Inner Diva.' Growing up in the Central Valley, I experienced the difficulty of finding fashionable, fun, chic, sophisticated, sassy, colorful, and reasonably priced clothing for my full-figured body.

My mom (who is also a curvaceous woman) and I drove far and wide, from small stores on main street to big chains in malls looking for clothing that would make us feel confident, strong, sexy and stylish. During those drives we'd talk about the outfits we wanted: the dresses, pants, and tops in beautiful colors of a rainbow; the fabrics that felt good on our skin, that moved well no matter our body type or weight; and outfits that wouldn't break the bank! We created entire closets of clothing from what we could see in our mind's eye. But we didn't stop at clothing! We added a full range of makeup and accessories, purses, and jewelry--everything that a woman would want and need to awaken the diva within. It was on those drives that my dream began.

TREND
TREND

My goal was to bring the entire diva experience my mom and I imagined to all women. I wanted to be sure I could make my dream a reality, so I went to University and earned a bachelor's degree in business administration with a concentration in entrepreneurship followed by an MBA with a concentration in accounting. During my undergrad career, I had the opportunity as be a fashion merchandiser for a company that provided a great boutique-like experience. This really shaped the way I thought about fashion and helping women.



My unflagging passion to build women's confidence and self-image through great looking clothing and accessories is now supported by my business experience and understanding of the bottom line. **I am ready to launch my own company.**

The Market Place and Industry



The Numbers Do Not Lie

MIchelle Persad & Jamie Feldman reported in the Huffington Post, "Between ASOS Curve, which offers on-trend pieces at reasonable prices, and Salon Z at Saks.com, which offers high-end designer items in larger sizes, the online plus-size market is thriving."

"68% of American Women Wear a Size 14 or Above" - Plunkett Research estimates that 68 percent of American women wear a size 14 or above, up slightly from the frequently cited 67 percent figure it found in 2012.

How much does the average American woman spend on her wardrobe?

Here are some amazing statistics:

"According to the most recent figures available from market research firm NPD, US sales of women's plus-size apparel reached $21.4 billion in 2016. The category is also growing substantially faster than the overall US apparel market, at a rate of 6 percent versus 3 percent year over year."



"Some of the reasons for the increase is retailers are buying deeper on more simple lines for the plus-size market and injecting more fashion to inspire consumers and increase sell-through."

"Target is expanding its plus-size options in around 300 stores this year, up from 150. Nordstrom also recently announced that it is extending its size offerings for 100 brands across 30 stores in 2018, and will stock the new sizes (ranging from 00 to 18) alongside core merchandise in stores, rather than putting sizes above a 14 in its traditional designated Encore department."

Meet Nephateri White



"My wish is to create a great shopping experience and a one-stop-shop for women's apparel and accessories. I want to build a brand that encourages all women to awaken their inner Diva. I want to create a legacy for my daughter, who is almost 22 months old. Hopefully one day she will be able to take over the company and grow it beyond my dream of today."

---

iDiva's Core Values



We believe in giving back to the community as well as making women feel comfortable and sexy no matter the size of their clothing or bank account.

At iDiva, we recognize the importance of providing our customers with products that have been produced in a socially responsible manner.

iDiva's Social Responsibility Policy

We require all of our manufacturers and product providers adhere to these standards:

- No Forced Labor (bonded labor, prison labor, indentured labor, etc.)
- No Child Labor (employees must be 15 years or older)
- We do not tolerate any form of employee harassment or abuse. Each and every employee must be treated with dignity and respect.
- All working environments must be safe and healthy.
- All wages and benefits must pay sufficient wages that meet their employees' basic needs.

Why Invest in iDiva?

- Investing in a niche market in our new customer centric marketplace makes a lot of sense, especially with a market that is growing at almost 4.1% annually according to MarketResearch.com. Market sales are expected to reach just under $26 billion by 2020 (LaRosa, February 2018).
- Whether the economy is in a recession or thriving, women always care about their appearance and look.
- iDiva solves the "pain" that so many full figured women experience at not having trendy and stylish clothing and accessories available both online and in a local store.
- We are offering investors the opportunity to make every woman feel like a Diva.



The idea iDiva is brought to life!

We became incorporated with the State of California!

February 2012

January 2016

Still testing the waters!

Still in soft launch mode. The realization that there is a need for a physical presence!

December 2017

June 2018

StartEngine campaign launched!

The campaign is live!

July 2018

Soft launch of website! We made our first sales among the support of family and friends!	The idea of an OPO! We have decided to do the online public offering to help us raise capital!

Meet Our Team



Nephateri White

CEO, Founder, and Manager

Nephateri was born on September 4, 1986. She grew up within a family that was driven by education. Nephateri attended Herbert Hoover High School from 2000-2004. She then attended CSU, Fresno while concurrently working at various retail chains such as Sears, JC Penney, and Stein Mart. She graduated in 2012 with a Bachelor's degree in Business Administration with a concentration in Entrepreneurship. For the past four years Nephateri has been employed within the healthcare sector. She had the opportunity to work for ABHOW/Begroup, now known as HUMAN GOOD dba The Terraces at San Joaquin Gardens from February 2014-March of 2018. Through this company she started as a Concierge (Feb 2014), and was promoted a year an a half later to Lead Concierge (Sept. 2015), only to accept another promotion to Billing Specialist (April 2017-March 2018). During this time she had her now 22 month old daughter and balanced being a loving wife to her wonderful husband, Marvin Stephens, III. She also obtained her MBA with a concentration in Accounting in January of 2017. One of her proudest accomplishments to date. Nephateri founded iDiva in February of 2012. At this time her primary job is at Fresno PACE for Seniors where she has been working as a Claims Analyst since April of 2018. She spends 40 hours on her primary job and contributes approximately 30 hours to iDiva in hopes of launching fairly soon.





Funzell Thompson

Co-Founder/Manager

Funzell has more than 20+ years in the food service and hospitality industry as well as past retail experience. Funzell graduated from the Culinary Center of Monterey in 2003. He attended Fresno City College and graduated in 2012 with his certification in Food & Nutrition Dietetics. In the beginning of 2015 Funzell transitioned from Golden Living Centers, located in downtown Fresno, as a Director of Nutritional Services to join forces with Twilight Haven as their Director of Nutritional Services. Twilight Haven, also located near downtown Fresno, is Funzell's primary job and he works 40 hours a week. Presently at iDiva, LLC Funzell is a Co-Founder and Manager and contributes 30 hours to help Nephateri with the planning of launching the venture to a physical presence. Funzell's vision is to grow iDiva's presence and once we reach a profitable point, we would like to launch a spin-off store for men named Outlawz.

Offering Summary

Maximum 5,350* Units ($107,000)

Maximum subject to adjustment for bonus units. See 10% Bonus below

Minimum 500 Units ($10,000)

Company	iDiva, LLC
Corporate Address	4672 W. Naomi Way Fresno, CA 93722
Description of Business	Women's clothing and accessories retailer. Dedicated to finding the "Diva" in every woman.
Type of Security Offered	Units
Purchase Price of Security Offered	$20.00
Minimum Investment Amount (per investor)	$100.00

Perks*

Every investor will receive a monthly "Investor Relations" newsletter via email, VIP customer service, and investor only offers throughout the year including special sales events and exclusive product launches.

$100+ If you invest $100.00 you will receive a thank you gift and gift card/certificate of $10.00 from iDiva, LLC.

$500+ If you invest $500.00 you will receive the previous perk plus an iDiva T-shirt with logo.

$1,000.00+ If you invest $1,000.00 you will receive an iDiva T-shirt with logo and a key chain or pen with logo.



$5,000+ If you invest $5,000.00 you will receive a personalized thank you plaque engraved with your name for your contribution as well as a key chain and pen with logo.

$10,000+ If you invest $10,000.00 you will have the chance to have lunch with the CEO. (iDiva is not responsible for hotel or rental expenses).

$25,000+ If you invest $25,000.00 you will have the chance to tour the iDiva location and have lunch with the CEO. (iDiva is not responsible for hotel or rental expenses).

**All perks occur after the offering is completed.*

The 10% Bonus for StartEngine Shareholders

iDiva, LLC will offer 10% additional bonus units for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering within a 24-hour window of their campaign launch date. This means you will receive a bonus for any units you purchase. For example, if you buy 10 units at $20 / share, you will receive 1 bonus unit, meaning you'll own 11 shares for $200. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

iDiva, LLC might incur irregular Use of Proceeds that may include but are not limited to the following over $10,000; salary made to one's self. As mentioned above, shall iDiva raise the maximum funds, then $20,000 would be allocated toward the salaries of both Nephateri White and Funzell Thompson. The break down for this would be evenly distributed at $10,000 each.

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow iDiva to get notified of future updates!

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VIDEO TRANSCRIPT (Exhibit D)

No Video Present.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

iDiva, LLC Operating Agreement

This is a Limited Liability Company Operating Agreement (the "Agreement") made on July 11th 2018. The member(s) in this agreement are as follows:

Nephateri S. White
Funzell Thompson

The Member(s) to this agreement agree to the following:

Name:

This Limited Liability Company as iDiva, LLC (the "LLC").

The LLC:

a. The member(s) have formed a Limited Liability Company.
b. The terms and conditions of their LLC will be outlined in this agreement.
c. If the agreement is executed, the LLC Operating Agreement will be in effect on July 11, 2018.
d. The LLC will only be terminated as outlined in this Agreement.
e. The LLC's primary place of business will be 4672 W. Naomi Way, Fresno, CA 93722.
f. The LLC will be governed under the laws of the state of California.
g. The LLC's primary purpose is, "The purpose of the limited liability company is to engage in any lawful act or activity for which a limited liability company may be organized under the California Revised limited liability Company Act."
h. The LLC is manager-managed and I, Nephateri White am one of two managers.
i. The LLC will also be managed by Funzell Thompson.

Contributions:

The member(s) will make initial contribution to the LLC as follows:

Nephateri S. White will contribute entrepreneurial and managerial skills necessary to bring urban/hip-hop culture to the women's apparel and accessories market. Nephateri holds a B.S. degree in Business Administration with a concentration in Entrepreneurship. She also holds a MBA Degree with a focus in Accounting. Funzell Thompson has over 20 years of experience in the hospitality and customer service industry. He also has a decade plus of Director of Dietary experience. His background will help organizationally and logistically.

Membership Units:

The Member(s) ownership units in the LLC will be as follows with a total possible of 1,000,000 units:

Nephateri S. White: 300,000 units

Funzell Thompson 300,000 units

Units available for offering the public are 400,000 units.

Costs:

The Member(s) will share the net profits for the LLC according to the following units:

Nephateri S. White: 300,000 units

Funzell Thompson: 300,000 units

Units obtained by the public offering: 400,000 units

-The members' profit allocation will be accounted for by Nephateri S. White according to the above unit measurements after the cost of the LLC have been paid or calculated according to the above cost percentages.
-Profit allocations will be distributed 1 time(s) per year.
-Each Member must receive 20% of their profit allocation each year from the LLC.
-Total profit allocation by the LLC.
-Manager(s) have full discretion.

Members and Managers:

-The liability of the Members is limited according to the Limited Liability statutes for the state of California.
-No member shall be an agent of any other Member by reason of being a member of the Company.
-Members that are not elected as Managers shall have no power to bind the Company.

Accounting:

-All accountants related to the LLC, including contribution and distribution accounts will be audited at the discretion of the managers.
-All Members will maintain a joint contribution account. All members will keep accurate and complete books of account for all accounts related to the LLC. Any member, whether majority or minority, will be allowed to review all books of accounts at any time they request.
-Accounting records will be kept on a cash/accrual basis.

-All financial records including tax returns and financial statements will be held at the LLC's primary business address and will be accessible to all members.

-The fiscal year will be complete on the last day of December of each year. All members will present their present position on the state of the LLC within two weeks of the completion of the fiscal year.

-The following member(s) will be able to sign checks from any joint member account:

- o Nephateri S. White
- o Funzell L. Thompson

New Members:

The LLC will amend this agreement to include New Members.

Withdrawal or Death:

The members hereby reserve the right to withdraw from the LLC at any time. Should a member withdraw from the LLC because of choice or death, the remaining members will have the option to buy out the remaining shares of the LLC.

Dissolution:

*Upon the death or withdrawal of a Member, the LLC can live on and remain in business.

Amendments:

-Amendments may be expressed by members and approved at the Manager(s) discretion

Investor Relations:

The LLC may enable crowdfunding to obtain additional capital to carry out business activities. The LLC understands that it can have as many as 100+ members when participating in crowdfunding relations.

Settling Disputes:

All members agree to enter into mediation before filing suit against any another member or the LLC for any dispute arising from this Agreement or LLC. Members agree to attend one session of mediation before filing suit. If any Member does not attend mediation, or the dispute is not settled after one session of mediation, the members are free to file suit. Any law suits will be under the jurisdiction of the state of California.

All Member(s) signed hereto agree to the above stated Agreement.

Signed this day of ___16___ month of ___July, 2018___ .

Signature:  _____
                Nephateri S. White

Signature:  _____
                Funzell Thompson

Signature: _____